HOMEOWNERS CHOICE, INC.

March 23, 2010

VIA EDGAR AND FACSIMILE

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Re:	Homeowners Choice, Inc.
Post-Effective Amendment No. 1 on Form S-3 to
Registration Statement on Form S-1/MEF, as amended
File Number 333-152503

Dear Mr. Riedler:

On behalf of Homeowners Choice, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for March 24, 2010, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Carolyn T. Long at Foley & Lardner LLP, our counsel, at (813) 225-4177.

Very truly yours,

Homeowners Choice, Inc.

By:	/s/ Richard R. Allen
Richard R. Allen
Its:	Chief Financial Officer